Exhibit 99.9

[Informal translation from Hebrew]

Agreement of sale of shares and partnership

Entered on 15 January 2017

Between Mordechai Peretz Hirshenboim
ID. 058660242
From 32 David Yellin, Jerusalem
(From hereinafter "Peretz" and / or "Purchaser")

On the one hand;

And between:
BGI Investments (1961) Ltd.
Public Company. 510291750
7  Menachem Begin Road, Ramat Gan

And: B.G.Alpha Ltd.
Private company ___________
7  Menachem Begin Road, Ramat Gan

(Collectively "BGI" and / or sellers)

On the other hand;

(The Buyer and B.G.I collectively the "Parties")

Whereas:

A.	BGI holds 27,100,000 ordinary shares of BSD Crown Ltd. (hereinafter:"BSD"), representing approximately 24.64% of its share capital.

B.
Between BGI and its controlling shareholder, Israel 18 B.V. (Hereinafter: "Israel 18"), exists a shareholders' agreement dated March 20, 2014, attached as Appendix A to this agreement (the "Voting Agreement"), which provides BGI among other things, with the voting rights of shares of BSD that Israel 18 owns, and also grants BGI a right of refusal to purchase BSD  shares prior to Israel 18  selling, transferring or pledging any of the shares to a third party (the "right of refusal").

C.
Israel 18 engaged with Taaman Food Marketing Ltd. a loan agreement and in addition a memorandum of understanding to that transaction, under which Israel 18 is trying to sell its direct holdings in BSD to Taaman Food Marketing Ltd ("Taaman").

D.
BGI believes that following the signing of a memorandum of understanding between Israel 18 and Taaman, as mentioned above, there arose to BGI the right to refuse the sale of  BSD shares by Israel 18, in accordance with the voting agreement;

E.
The Purchaser seeks to engage with BGI for the acquisition of shares in a way that a new company shall be established by BGI, which will hold 27,100,000 ordinary shares of BSD, representing approximately 24.64% of the issued and outstanding share capital of BSD (the "New Company" or "New Co"), and the purchaser will acquire 50% of the new company in return for 8.624 million USD, reflecting a company value of 70 million USD to BSD (the "purchase price").

F.
Immediately following the execution of this agreement, BGI is intends to exercise its right of refusal towards Israel 18, so BGI will acquire the entire holding of Israel 18 in BSD, representing 19.01% of the issued and outstanding capital of BSD, which will be held by the new company, in which the purchaser will hold 50%.

G.
Israel 18 pledged part of its holdings in BSD shares to third parties, including Taaman, Bank Meinl and Power Gate (the "pledgers"), so in addition to the payment of the consideration for the exercise of the right of refusal, it will be required that BGI shall pay additional amounts in order to release the liens that apply to these shares.

H.
Following the sale of the NewCo shares to the Purchaser, BGI will not have all of the necessary funds for the realization of the right of refusal and the additional capital required for the release of the pledged shares from the pledgers; therefore, the parties agree that the purchaser will provide all the necessary funds, over and above the funds provided by BGI, to complete the purchase of shares as part of the right of refusal, and the release of the pledged shares from the pledgers.

I.
BGI's board of directors approved this agreement in a legal manner, and the BGI board of directors protocol confirming the sale and the authorized signatories to this agreement on its behalf are attached as Appendix B to this agreement.

Therefore the parties agreed as follows:

1.	The valuation

1.1	Immediately upon signing of this agreement, BGI will contract with an appraiser to perform a valuation of BSD (the "valuation").

1.2
If the valuation received will determine a BSD value that is greater than 77 million USD, which means a value greater by more than 10% of the purchase price, then BGI will turn to the purchaser to update the purchase price, so that it will be consistent with the valuation so that the gap between the purchase price and the valuation does not exceed 10%. If the acquirer chooses not to update the purchase price as stated, then BGI will be entitled to cancel the transaction without any penalty or sanction.

1.3	The time available to perform a valuation is until 30 January 2017. If no valuation is accepted by the date mentioned, then the agreement enters into force on 1 February 2017

2.	The consideration for the acquisition of 50% of the new company by the purchaser (and later the total transaction amount, respectively)

2.1
As specified in paragraph 1 above, with the purchase price updated, as required, the purchaser will acquire from BGI 50% of the issued and outstanding capital of the new company, which will hold 27,100,000 ordinary shares of BSD, representing 24.64% of the issued and outstanding capital of BSD.

2.1.1
In return for the purchase of the shares of the new company, the purchaser will pay to BGI a total of 8.624 million USD, or the adjusted purchase price, as determined in accordance with the updated valuation, as specified in paragraph 1 above (the "purchase price of the shares"), purchase price of the shares will be paid by the buyer in the order of payments as follows:

2.1.1.1
Immediately upon signing of this agreement, the buyer shall transfer to  BGI a total of 1 million NIS, in addition to a total of 1 million NIS transferred by the buyer to BGI prior to signing of this agreement, as a loan that does not bear interest. Immediately upon signing of this agreement the loan will become part of the payment for the acquisition of shares in the new company, so that the first payment will constitute 2 million NIS (the "First Payment"). The first payment funds will be returned to the purchaser in the event that, as a result of the valuation received, the deal does not continue.

2.1.1.2
A total of 2.310 million USD (with a deduction of 2 million NIS that has already been paid upon signing the agreement) shall be paid by the purchaser to BGI within 30 business days from the date of signing (the "Second Payment").

2.1.1.3	A total of $2 million shall be paid by the purchaser to BGI within 90 days from the date of the second payment.

2.1.1.4	A total of $2.157 million shall be paid by the purchaser to BGI within 180 days of the second payment .

2.1.1.5	A total of 2.157 million shall be paid by the purchaser to BGI within 270 days from the date of the second payment.

2.1.2
BGI commits to a sum of $7 million in funds that will be transferred to a trustee account which will be opened by Yaron Kaiser (the "Trustee") in order to ensure the payment of BGI's right of refusal. Accordingly, BGI ensures by signing this agreement that the last $7 million payment of the amount for the purchase will be transferred directly to the trust account and Trustee, and this will be considered as having receiving the money by hand. The commitment of BGI to hold the funds in order to exercise the right of refusal will end no later than 180 days from the date of signing the agreement, as in the date the period to exercise the right of refusal ends as specified in paragraph 3.2.

3.	Continue the transaction and the consideration respectively

3.1	BGI will contract with an appraiser to obtain an economic opinion for the extraction of the price right of refusal to acquire shares BSD, as a result of the transaction with Taaman.

3.2
BGI will turn to Israel 18 and announce its intention to exercise its right of first refusal, and that for this purpose the buyer in the agreement entered into with the sale of shares and financing. The period for exercising the right of refusal to stand by BGI will be a period of 180 days from the date of signing of this agreement (hereinafter: "The completion of the right of first refusal") after which the following will occur:

3.2.1
upon receipt by Israel 18 that it respects the right of refusal, or alternatively, a final court decision ordering Israel 18 to respect the right of refusal, and letters of intent will received from the pledgers that for the sums stated in the letter of intent they will release their shares, and Israel 18 and pledgers or the trustee will undertake to transfer the shares representing 19.01% of the issued and outstanding capital of BDS, to BGI or to the new company as directed by her BGI, and received a letter from attorney who manages the lawsuit on behalf of BSD against Israel 18 (and the following paragraph 9) that it does not oppose the transaction (the "right of first refusal successful completion"), the following provisions shall apply:

The buyer will deposit in a trust account (as previously stated, opened by Yaron Kaiser, who serves as a trustee to complete the transaction) within 14 business days of receiving the notice of BGI regarding exercise of the right of refusal and obtaining letters of intent as described in Section 3.2.1 above, the following amounts:

3.2.1.1	The remainder of the full purchase price, in a total amount of 8.624 million USD, instead of the payment dates set out in section 2.1.1 above.

3.2.1.2	An additional amount of $8.7 million. These amounts will be called collectively "transaction amount".

3.2.2	The trustee will use 15.7 million USD of the funds deposited in trust to make the following payments:

a.
Pay Taaman for the cancellation of the memorandum of understanding between Israel 18, or release of 10,278,253 BSD shares held by them in respect of a loan granted by them to Israel 18 (9.34% of the issued and outstanding capital of BSD) and transfer them to the Trustee or the new company.

b.	Pay Power Gate for release of 4,541,524 BSD shares representing 4.13% of the issued and outstanding capital of BSD, pledged in their favor.

c.	Pay Meinl Bank for the release of 6,092,233 BSD shares representing 5.54% of the issued and outstanding capital of BSD held and pledged in favor of Meinl Bank.

3.2.3	The balance remaining in the trust account will be transferred to BGI.

3.2.4
In the event the letters will be received from Meinl, Powergate and Israel 18 regarding the specific amounts for which the shares can be released, the buyer will commit to pay the debt on the shares in exchange for transferring the shares to the NEWCO or to the trustee until transferring the shares to the NEWCO and the payment for these shares would be made even before receiving such a letter from Taaman. Should the right of first refusal be successfully exercised, these shares will be part of the shares purchased by NEWCO within the payments specified in paragraph 3.2.2 above, and, should the right of first refusal not be successfully exercised, the buyer will transfer the shares to the NEWCO in exchange for 50% of the price paid for the shares by the NEWCO and both parties will equally split the cost of the owners' loan needed in order to purchase the shares.

3.2.5	The total transaction will be recorded in the books of BGI or the books of the new company, respectively, as follows:

3.2.5.1
8.624 million USD from the transaction amount will be recorded as consideration from the purchaser in respect of the acquisition of a 50% stake in the new company that will establish by BGI (hereinafter: "the acquisition consideration").

3.2.5.2
An amount equal to half of a right of refusal from the acquisition consideration will be recorded as a shareholders loan that was granted by BGI to the new company, as part of BGI participation in cost of exercising the right of refusal to Israel 18 (the "Shareholders loan BGI").

3.2.5.3
An amount equal to half of the right of refusal from the transaction amount will be recorded at a shareholders loan provided by the buyer to the new company for participation in share half the cost of the right of refusal of Israel 18 (the "Shareholders loan  Peretz").

3.2.5.4
Monetary difference between: (a) transaction amount as specified in paragraph 3.2.1 above, and (b) for the acquisition consideration as described in section 3.2.5.1 plus shareholders loan as described in section 3.2.5.3 that will be used for the remainder of the payment to the pledgers in order to clear the pledged shares, will be written in the books of the NEWCO as an owners loan that the buyer gave to the NEWCO (Hereby: the buyers loan). The NEWCO will use the money from the buyers loan in order to redeem an equivalent amount out of Shareholders Loan BGI ("Funds for Clearing the Pledge") to BGI. BGI will used the Funds for Clearing the Pledge in order to clear the debt on the remainder of the pledged shares,  against  the transfer of the shares to the NEWCO. BGI will deduct an amount equal to the Funds for Clearing the Pledge from the owners loan it owes Israel 18.

3.2.5.5
The buyers loan will be paid only from the amounts that will be received by the NEWCO from funds that will be received by the companies held by them from dividend or management fees that will be received by the NEWCO.

The transaction specified in section 3 above in a case in which the right of refusal is implemented successfully will be called for purposes of this agreement as: "right of first refusal deal."

4.	Bridge Loans

4.1	Purchaser undertakes to provide bridge loan to BGI as follows:

4.1.1	On 01/01/2018, a loan of US $250 thousand.
4.1.2	On 01/01/2019, a loan of US $250 thousand.
4.1.3	On 01/01/2020, a loan of US $250 thousand.
4.1.4	On 01/01/2021, a loan of US $250 thousand.

4.2
Bridge loans will bear an interest rate of 7% per annum from the date of the actual granted to BGI, and will be paid principal plus interest in one payment at the end period 'Put' option as defined below. If the 'Put' option will be exercised, repayment will be done by way of offsetting the proceeds of the Put.

5.	Put option

5.1
The buyer gives BGI a put option to sell its remaining holdings in the new company (50%). Option will be exercisable from the end of 5 years from the date of signature of this agreement until the end of the six (6) months later (the "Put option"), as follows:

5.1.1
In the event that the transaction for the right of refusal, Peretz will pay to  BGI, to the extent BGI exercises the put options, a total of 8 million USD plus shareholders 'loan of BGI as well as all other shareholders' loan provided by BGI to new company until the date of exercise of put options.

5.1.2
In the event that the right of refusal was not completed, the new company will hold 27,100,000 BSD shares only, and Peretz will pay to BGI, as long as BGI exercise the Put option, 8.624 million USD for the acquisition of 50% of the issued and outstanding capital of the new company of BGI.

5.2
Over the life of 'Put' option, as long it is has not expired, first lien will apply on the new company shares held by the purchaser in favor of BGI, to ensure the commitment of the purchaser to pay for the shares 'Put' option in the event a put option is exercised.

6.	Joint Control Agreement

6.1
The parties will sign a management agreement which shall grant equal rights in relation to all voting rights in the new company, and will maintained the same number of representatives from each side for all the directors on board of directors of the new company and its subsidiary and affiliated companies, including the right to appoint by mutual agreement only the chairman, CEO and all senior positions in any corporation held or controlled.

6.2
In the event that no agreement of the parties will reached regarding how to vote in the new company or subsidiary and affiliated companies, the parties will appoint a mediator, whose identity will be agreed upon by the parties, and in the absence of agreement between the parties the identity of the mediator will be determined by the chairman of the Israel Bar Association. The mediator's decision in an arbitration proceeding shall be final and binding on the parties.

6.3
In addition, provisions will be established regarding the right of first refusal and the right to join in the event that a party will seek to sell its holdings in the new company, while during the 'Put' option the buyer will not be entitled to make a sale of its holdings in the new company, directly or indirectly, unless he preceded Put 'option and BGI agreed to sell his shares Put 'option.

6.4
Each party undertakes that as it acquires additional shares in the subsidiaries, BSD, Willi-Food Investments and Willi-Food International (hereby: the subsidiaries), it will vote these shares according to the decision of the new company only.

6.5
Without breaching the voting agreement, as is written in paragraph 6.4 above, each sides commits that in the event that a side to this agreement purchases shares of any of the subsidiaries, they will grant the other side the right to purchase 50% of the shares purchased by them, under the same conditions. Exercising this right will be done in writing to the other side, while they will have 21 days from the notice to declare their intent to join the purchase of the shares.

7.	Cooperation

The parties will cooperate and will use their best efforts to complete the transaction and the exercise of the right of refusal by BGI, including to turn to legal courts.

8.	Violations

8.1	Without prejudice to any other remedy of BGI, in case of violation the following provisions shall apply:

8.1.1
In the event that the buyer did not meet its obligations while transferring funds to BGI or the trustee on the dates provided, it will be considered a fundamental breach of this agreement, and BGI may cancel the agreement immediately without any compensation to the buyer.

8.1.2
Failure of the buyer to meet its obligations for the payment dates set out in the agreement shall be considered a fundamental breach of this agreement and the Purchaser shall not be entitled to shares of the new company.

8.1.3
In the event that Israel 18 will announce that it respects the right of refusal, or alternatively a court ruling ordering Israel 18 to respect the right of refusal, and the buyer will not pay the full amount of the transaction at the time, it is determined that all funds paid to BGI or deposited with the trustee will constitute an agreed compensation for BGI, without proof of damage by BGI and BGI will have any other right against the purchaser in relation to non-compliance with obligations under the agreement.

8.2	Delay in meeting the commitments of the parties for 7 days will not be considered as a violation.

9.	BSD Claim

The buyer is aware that there is a current lawsuit by BSD against Israel 18 which caused a partial pledge on the holdings of Israel 18 that include, among others, the right of first refusal shares and therefore Peretz has committed that in the event that exercising the right of first refusal or acquisition of the pledged shares will not be possible due to a claim made by BSD due to their lawsuit against Israel 18, Peretz will commit to BSD that due to any judicial decision made against Israel 18 that causes their holdings of 71.59% in BGI to be impounded by BSD, he will offer to buy the Israel 18 holdings in BGI (assuming it comes to 71.59%) for the price decided in the lawsuit as long as it does not rise above 13 million USD, subject to changes that need to be made according to the obligations and assets of BGI based on the first audited financial statements after execution of the agreement by BSD against the report published soon after receipt of the demand from BSD that the purchaser purchase the holdings of Israel 18 as described above and according to any provision by law.

10.	The agreement

The entry into force of this agreement is immediate; however, the BGI commitments in accordance with this agreement will take effect only after BGI performs a valuation of BSD in accordance with section 1.3 above, and the result of the aforementioned valuation shall not be in excess of $77 million. In the event that the valuation will be a higher value, the buyer may update the purchase price so that it will be consistent with the valuation so that the gap between the purchase price and the valuation does not exceed 10%. If the buyer did not update the price mentioned above, BGI will be allowed to continue the agreement or, alternatively, inform the purchaser of the cancellation of the agreement without any penalty or compensation by either party.

11.
Bearing BGI costs

Peretz undertakes to bear the legal expenses of BGI in connection with the transaction totaling 75 thousand USD plus legal VAT to be paid to the law firm of BGI - Gluzman Co., Advocates, within 180 days from the date of signature of this agreement - this salary includes the trustee services.

12.	Changes in the agreement.

12.1
This agreement contains, merges, and expresses fully and completely all the conditions agreed between the parties. Any guarantee, understanding, agreement, whether oral or whether in writing, warranties or representations regarding the subject of this agreement given or made by the parties prior to the date of signing this agreement, and which are not expressed explicitly in it, is not sufficient to add to charges and rights under this agreement or arising therefrom, detract from or alter, and parties will not be related to them.

12.2
Beginning from the signing of this agreement, any change and / or the acceptance and / or clarification that is not written in this agreement shall not be valid unless it is signed by the parties in writing, through a new document to be signed between the parties.

12.3
Any behavior by either party shall not be deemed a waiver of any rights under this agreement or under any law, unless the waiver, acceptance, rejection, modification, cancellation or addition is made explicitly and in writing. Consent or waiver of any of the parties in this agreement, in a particular case regarding a certain party, shall not constitute a precedent enabling one to learn from analogy to other cases or other parties.

13.	Arbitration

In any case of dispute between the parties arising from the provisions of this agreement, the parties will turn to arbitration before a single arbitrator whose identity shall be agreed upon by the parties. Should there be a failure to identify an arbitrator, the arbitrator shall be appointed by the chairman of the Israel Bar Association. The arbitrator's decision will be made within 90 day, and shall be a written and reasoned decision. The arbitrator's decision shall be final and shall not be subject to appeal. The arbitrator expenses shall be paid by the parties in equal parts, with the side which was decided against undertaking to indemnify the winning side of all arbitration expenses.

14.	Jurisdiction

Without prejudice to the provisions of the arbitration clause in paragraph 12 above, the Court in Tel Aviv District shall have jurisdiction over matters, shall be the sole authority to deliberate the provisions of this agreement, violations and acts accordingly.

15.	This agreement is subject to all applicable laws and the approval of any regulatory authority should it be required.

16.	Posts

The other party notice, pursuant to the provisions of this agreement, submitted in writing by registered mail or by e-mail, at the address indicated below:

To - BGI. Investments (1961) Ltd.:
[removed]

IN WITNESS WHEREOF the parties have signed:

/s/ Mordecai Peretz Hirsnboim                            /s/ BGI Investments (1961) Ltd.
Mordecai Peretz Hirsnboim                                 BGI Investments (1961) Ltd.

____________________
BG Alpha Limited Partnership

Appendix 1 a share purchase agreement
Written instructions to the Trustee

In honor to

Yaron Kaiser

Ministry Gluzman Co. Advocates

Re: written instructions to the Trustee

The undersigned nominate you,Adv. Yaron Kaiser, ID 034474676, as trustee for the purpose of acquisition of shares in accordance with the share purchase agreement dated _____________, made and signed  by the undersigned.

Your role as trustee, we instruct you to do the following:

i.	open a trust account at Bank Leumi , which is benefiting from its BGI Investments (1961) Ltd. and - Mr. Mordechai Peretz Hirshenboim and / or its subsidiary (hereinafter "Purchaser").

ii.	The buyer will deposit the funds in the trust account according to the agreement that signed between the parties on ___

iii.	You will trust funds as follows:

a.	In the event that the right of refusal will exercised you will act the trust funds as follows:

1.	You will transfer from the trustee an amount of 2.2 to Power Gate Ltd against _____________ shares BSD Crown Ltd which will be deposited in a trust account.

2.
A total of $ 10.5 million will be transferred to Taaman Food Marketing Ltd against the transfer of __________________ BSD Crown Ltd shares representing 9.5% of the issued and outstanding capital of BSD, to the Trust Account.

3.
A total of 2.95 million USD will be transferred by you to Meinl Bank, against Transfer of ____________ BSD Crown shares representing ___% of the issued and outstanding capital of BSD,  to the Trust Account.

4.	The balance of funds remaining in the trust account after the payment set forth above will be transfer to BGI Investments (1961) Ltd.

iv.	Where the right of refusal is not paid, then transfer the funds to BGI trust.

v.
In addition to the finals of all payments incumbent on the buyer, including consideration for the put options as disposed of, in accordance with the share purchase agreement, we instruct you that you hold in trust, the shares of the new company that same buyer purchased, representing 50% of the shares in the new company, and will register a first degree lien in BGI favor the said shares, in accordance with the wording of the bond and pledge to be prepared by you.

vi.
In addition, the trust will hold shares in BGI new company, in order to guarantee the right of first refusal provisions in connection with the sale of shares in the new company, as exercised by the purchaser.

vii.
In any case where you informed by BGI that there was an event of default by the purchaser and an injunction from a court orders has received so you should delay the transfer of funds within 7 days from the date it received as BGI stated,you will transfer all trust funds to BGI, including the pledged shares to BGI without it may be purchaser any claim to suit you.

viii.
The Parties undertake to absolve you in advance of any claim in respect of any acts within the framework of this mutual, provided that made in good faith. The Parties undertake to indemnify you in advance for any expense that will be to you as part of this Trust, including where you go to court for ruling on any question or action necessary to it under this Trust Agreement.

ix.
The parties to this agreement shall bear all the expenses of the Trust, including bank account opening fees, banking fees, charges on the trust account and other expenses related to your role as a trustee.

x.
The parties, by mutual agreement, be allowed to inform you that your role as a trustee, also be entitled to announce your role as a trustee at any time with prior notice of 30 days and the parties will be required to provide a replacement for you, as it will not find a replacement within 30 days, shall be entitled to call the an alternate trustee, when the parties will be committed to any replacement trustee expenses, including fee as determined as part of the fee to be determined by agreement between you and him.

xi.	The parties waive in advance any claim or lawsuit to you as a trustee.

xii.	IN WITNESS WHEREOF the parties have signed

BGI Investments (1961) Ltd.

BG Alpha Limited Partnership Inc.

Mordecai Peretz Hirshenboim.